Foreside Fund Services, LLC
 3 Canal Plaza, Suite 100
Portland, Maine 04101
VIA EDGAR
July 27, 2016
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:	Ms. Karen Rossotto

	Re:	Evanston Alternative Opportunities Fund (the “Fund”) Post-Effective Amendment No. 5 to Registration Statement on Form N-2 (File Nos. 333-191847 and 811-22904) (the “Registration Statement”)
Dear Ms. Rossotto:

The undersigned, as distributor of the above-captioned Fund, hereby joins in the Fund’s request that the effectiveness of Post-Effective Amendment No. 5 to the Fund’s Registration Statement on Form N-2, as amended, be accelerated to July 29, 2016, or as soon thereafter as possible.

Very truly yours,

FORESIDE FUND SERVICES, LLC

By:          /s/ Mark Fairbanks
                Mark Fairbanks, President